TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Announces Results from Adjourned Annual & Special Meeting of Shareholders:
Shareholders Approve Business Combination with Calibre Mining

May 1, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that Equinox Gold shareholders approved all matters voted on at the annual and special meeting of shareholders held earlier today, including the share issuance resolution in connection with the proposed business combination (the "Transaction") with Calibre Mining Corp. (TSX: CXB; OTCQX: CXBMF) ("Calibre"), election of management's director nominees, the appointment of KPMG LLP as the Company's independent auditor, and acceptance of the Company's approach to executive compensation.

Anticipated Timeline for Completion of the Transaction

Calibre securityholders also approved the Transaction at their meeting held earlier today. With approval by Equinox Gold shareholders and Calibre securityholders in hand, Calibre will seek a final order from the Supreme Court of British Columbia to approve the Arrangement at a hearing expected to be held on May 6, 2025. In addition to court approvals, the Transaction is subject to applicable regulatory approvals, including both Canadian (received) and Mexican competition authorization, approval of the listing of the Equinox Gold common shares to be issued under the Transaction on the Toronto Stock Exchange and NYSE American Exchange, and the satisfaction of certain other closing conditions customary for a transaction of this nature. If all conditions are satisfied or waived, the Transaction is expected to close by the end of Q2 2025.

Voting Results

Each of the matters voted on at the meeting are described in detail in the Company's Management Information Circular dated March 21, 2025, which is available on the Company's website at www.equinoxgold.com. A total of 317,252,212 common shares were represented at the meeting, being 69.56% of the Company's issued and outstanding common shares.

Share Issuance Resolution

Resolution	Votes For	Votes Against
To approve the issuance of up to 296,838,303 common shares of the Company in connection with the acquisition by the Company of all the outstanding common shares of Calibre	248,106,211 (85.87%)	40,830,082 (14.13%)

Board Size

Resolution	Votes For	Votes Against
To set the number of directors of the Company at eight	316,344,645 (99.71%)	907,366 (0.29%)

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Election of Directors

Director Nominee	Votes For	Votes Withheld
Mr. Ross Beaty - Chair	264,416,155 (91.51%)	24,520,138 (8.49%)
Mr. Lenard Boggio - Lead Director	260,189,454 (90.05%)	28,746,839 (9.95%)
Ms. Maryse Bélanger	264,541,608 (91.56%)	24,394,685 (8.44%)
Mr. Gordon Campbell	264,609,122 (91.58%)	24,327,171 (8.42%)
Ms. Trudy Curran	264,173,284 (91.43%)	24,763,009 (8.57%)
Dr. Sally Eyre	253,309,671 (87.67%)	35,626,622 (12.33%)
Mr. Marshall Koval	264,218,992 (91.45%)	24,717,301 (8.55%)
Mr. Greg Smith	264,814,638 (91.65%)	24,121,655 (8.35%)

Appointment of Independent Auditor

Resolution	Votes For	Votes Withheld
Re-appointment of KPMG LLP as auditor of the Company for the ensuing year, and authorizing the Board of Directors to set the auditor's pay	315,754,677 (99.53%)	1,497,332 (0.47%)

Amendment of the Company's Restricted Share Unit Plan

Resolution	Votes For	Votes Against
To approve the amendment of the Company's restricted share unit plan	219,274,990 (75.89%)	69,661,302 (24.11%)

Advisory Resolution on Executive Compensation

Resolution	Votes For	Votes Against
A non-binding advisory resolution approving the Company's approach to executive compensation	282,318,906 (97.71%)	6,617,387 (2.29%)

Equinox Gold Contacts

Greg Smith, President and Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Cautionary Notes & Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). All statements other than statements of historical fact may be Forward-looking Information. Forward-looking Information in this news release relates to, among other things: statements about the Company's ability to complete the conditions required to close the Transaction; and the timing for closing of the Transaction. Actual results and outcomes may vary from the information set out in any Forward-looking Information.

Forward-looking Information is generally identified by the use of words like "will", "anticipate", "expect", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although Equinox Gold believes the expectations reflected in the Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since no assurance can be provided that such expectations will prove to be correct. Forward-looking Information is based on information available at the time those statements are made and/or good faith belief of the officers and directors of Equinox Gold as of that time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the Forward-looking Information. Forward-looking Information involves numerous risks and uncertainties. Such factors include, without limitation: risks related to closing of the Transaction; the ability to achieve the anticipated benefits of the Transaction; risks relating to changes in the gold price; risks related to Canadian and United States sanctions on Nicaraguan operations; risks related to the financial impact that tariffs; risks related to new members of management and the board of the combined company; risks related to completion of the Valentine Gold Mine and achieving production and design capacity in accordance with expectations; risks related to achieving design capacity at Greenstone in accordance with expectations; the ability to work successfully with First Nations and Indigenous partners and local communities; and the factors identified in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form, and in the section "Risk Factors" in Equinox Gold's Management Information Circular dated March 21, 2025, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar, and in the section titled "Risk Factors" in Calibre's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information is designed to help readers understand Equinox Gold's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified in its entirety by this cautionary statement.